Cenovus finishes first quarter with strong balance sheet
Company's 2016 cost-reduction initiatives on target

Calgary, Alberta (April 27, 2016) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) is on track to achieve its previously announced target of reducing planned capital, operating and general and administrative (G&A) spending by up to $500 million compared with its original 2016 budget. Building on the significant cost reductions achieved in 2015, these additional spending cuts are expected to help the company remain financially resilient through this prolonged period of challenging market conditions.

"We continue to make significant structural improvements in our organization," said Brian Ferguson, Cenovus President & Chief Executive Officer. "I believe these changes will make us a cost and efficiency leader so we can drive sustainable value for our shareholders in a volatile price environment. We also remain clearly focused on the safety and reliability of our operations."

Key developments

- Exited the first quarter of 2016 with nearly $8 billion in liquidity, including $3.9 billion in cash and cash equivalents and net debt to capitalization of 16%
- Reduced first quarter crude oil per-unit operating costs by 14% to $11.08 per barrel (bbl) compared with the same period a year earlier
- Largely completed previously announced workforce reductions for 2016 of 440 staff, bringing total reductions since December 31, 2014 to 31%
- Reduced projected 2016 capital spending by $300 million and remain on track to lower operating and G&A expenses by $200 million, as previously announced
- On track at Foster Creek to achieve expected volumes of between 60,000 barrels per day (bbls/d) net and 65,000 bbls/d net in the first half of 2016 and then ramp up to finish the year at more than 70,000 bbls/d net, in line with guidance

Production & financial summary			
(for the period ended March 31) Production (before royalties)	**2016** **Q1**	2015 Q1	% change
Oil sands (bbls/d)	**137,975**	144,372	-4
Conventional oil[1] (bbls/d)	**59,576**	73,648	-19
Total oil (bbls/d)	**197,551**	218,020	-9
Natural gas (MMcf/d)	**408**	462	-12
Financial ($ millions, except per share amounts)			
Cash flow[2]	**26**	495	-95
Per share diluted	**0.03**	0.64	
Operating earnings/loss[2]	**-423**	-88	
Per share diluted	**-0.51**	-0.11	
Net earnings/loss	**-118**	-668	
Per share diluted	**-0.14**	-0.86	
Capital investment	**323**	529	-39

[1] Includes natural gas liquids (NGLs).
[2] Cash flow and operating earnings/loss are non-GAAP measures as defined in the Advisory.

Overview

As a result of the decisive steps taken since the downturn in oil prices began more than a year and a half ago, Cenovus has been able to preserve its financial resilience even as crude oil and natural gas prices reached multi-year lows in the first quarter of this year. The company continues to focus on safe and reliable operations while executing on all aspects of its business that are within its control, including delivering strong operational performance at its two oil sands facilities.

Cost reductions update

In line with its February guidance, Cenovus has reduced planned 2016 capital spending to $1.2 billion, down $300 million from its original budget for the year, and the company remains on track to lower its operating and G&A expenses by $200 million.

"The cost reductions we've achieved to date and the company's continued focus on increased efficiency have put us in a strong financial position," said Ferguson. "We expect to be able to execute on our planned capital program, maintain a strong balance sheet and fund our current dividend, even with Brent crude prices in the US$40 per barrel range through the end of 2017."

Cost reductions over the last year and a half have been achieved as a result of improvements that include more efficient drilling and well completions, better prioritization of repair and maintenance activities and reduced supplier rates, including lower chemical costs.

In the first quarter of 2016, oil sands operating costs were down $1.47/bbl or 13% to $9.52/bbl compared with the same period in 2015. This included a 13% decrease in non-fuel operating costs to $7.33/bbl.

Company wide, operating and G&A costs also improved year-over-year, partly as a result of Cenovus's efforts to realign the size of its workforce to match the company's more moderate approach to spending and growth. Previously announced workforce reductions for 2016 of 440 staff are now largely complete, leaving Cenovus with approximately 31% fewer staff than it had at the end of 2014. As a result of a thorough review of employee compensation and benefit programs, the company has decided to adjust annual allowances and change some benefits to align with current industry conditions. For Cenovus's President & Chief Executive Officer as well as the company's four other highest paid executives, cash bonus compensation for 2015 was reduced and annual base salaries have remained unchanged for the last three years. Total combined compensation for these executives was approximately 15% lower in 2015 than it was in 2013. The company will continue monitoring its compensation structure and make adjustments as appropriate. Cenovus remains committed to retaining and attracting high-calibre staff through competitive compensation that is aligned with shareholder interests.

"This has been a challenging time for Cenovus, particularly when it comes to the difficult but necessary workforce reductions we've had to make in response to industry conditions and our more moderate pace of growth," said Ferguson. "Thanks to the efforts of everyone in the company, we're on track to achieve the substantial and sustainable cost reductions we need to help us remain globally competitive, particularly with the U.S. light tight oil sector."

The full benefit of the cost-reduction initiatives Cenovus has undertaken in 2015 and so far in 2016 is expected to become increasingly evident throughout the remainder of this year. In addition, the company continues to seek opportunities across its business to further reduce capital and operating costs. For example, Cenovus is already realizing cost reductions greater than originally expected from the implementation of smaller, more efficient well pad designs. This new approach to pad construction is expected to deliver significant incremental savings over the long term.

Financial performance and resilience
While Cenovus had strong operational performance in the first quarter, its financial results were significantly impacted by continued commodity price weakness. Financial performance was also affected by factors that are not expected to persist through the rest of the year. For example, refining profitability tends to be seasonally weak in the first quarter, and a recovery in crack spreads is anticipated through the second and third quarters. The timing of condensate inventory drawdowns in a falling oil price environment, combined with typically higher blend ratios during the winter months, also had a significant negative impact on realized heavy oil pricing in the first quarter. These factors are expected to improve in a rising price environment as Cenovus draws lower-priced condensate from inventory and blends it into its oil. As a result, Cenovus believes that its first quarter financial performance is not indicative of the company's potential performance for the remainder of 2016.

The year-over-year decline in West Texas Intermediate (WTI), Western Canadian Select (WCS) and AECO natural gas prices of 31%, 43%, and 28%, respectively, contributed to a 74% decrease in first quarter 2016 operating cash flow to $144 million. Upstream operating cash flow was down by 63% to $167 million. During the quarter, the company also recorded an asset impairment associated with its northern Alberta conventional oil assets of $170 million due to the decline in forward crude oil and natural gas prices. In a recovering oil price environment, Cenovus expects cash flow to increase approximately $625 million for every US$10/bbl improvement in WTI prices.

The company's refining and marketing operations had an operating cash flow loss of $23 million during the first quarter of 2016 compared with operating cash flow of $95 million in the same period a year ago. This was primarily due to a 41% decline in market crack spreads driven by seasonal weakness, high storage levels for refined product and the narrowing of the Brent-WTI price differential compared with the same period a year ago.

Cenovus ended the first quarter of 2016 with cash and cash equivalents of approximately $3.9 billion. Including cash on hand and $4 billion in undrawn capacity under its committed credit facility, the company has nearly $8 billion in liquidity available, with no debt maturing until the fourth quarter of 2019. At the end of the first quarter of 2016, the company's net debt to capitalization ratio was 16% compared with 27% in the same period a year earlier, and its net debt to adjusted earnings before interest, taxes, depreciation and amortization (EBITDA) was 1.3 times, the same as in the first quarter of 2015.

The company recently secured an extension of the $1 billion tranche of its committed credit facility, extending the maturity date to April 2019 from November 2017. The $3 billion tranche of Cenovus's committed credit facility remains unchanged, with a November 2019 maturity date.

Cenovus continues to hold investment-grade credit ratings from two of the three agencies that rate the company. Standard & Poor's recently reaffirmed Cenovus's investment-grade rating at BBB with a stable outlook, while DBRS has Cenovus rated at BBB (high) with a negative trend. In the first quarter, Moody's downgraded Cenovus's credit rating below investment grade to Ba2 as part of a broad energy industry review prompted by a negative revision to Moody's long-term outlook for oil prices.

"Moody's has issued a number of downgrades across our industry," said Ivor Ruste, Cenovus Executive Vice-President & Chief Financial Officer. "Due to the decisive steps we've taken over the last year and a half to strengthen our balance sheet and increase liquidity, this has had no material impact on our financial resilience or operations. We remain committed to disciplined capital spending and to further reducing our operating and administrative costs."

Oil production
Production from Cenovus's oil sands and conventional oil operations was in line with the company's expectations during the first quarter. The Foster Creek and Christina Lake oil sands projects continue to perform well, with production on track to be within Cenovus's guidance range for 2016.

At Foster Creek, volumes have been trending higher since early March after declining 10% overall during the first quarter compared with the same period a year earlier. The first quarter decrease, which was anticipated, was largely due to decisions made in 2015 to conserve cash by delaying spending on new sustaining well pads and repairs and maintenance. As previously announced, the company is now increasing maintenance activities, bringing wells that were down for servicing back online, and has begun to start up new well pads which have added incremental production as of this March. Cenovus anticipates production at Foster Creek to average between 60,000 bbls/d and 65,000 bbls/d net in the first half of 2016 and between 65,000 bbls/d and 70,000 bbls/d net in the second half of the year, exiting 2016 above 70,000 bbls/d net, in line with the company's February guidance.

At Christina Lake, first quarter production increased by 1% compared with the same period in 2015. The recently completed Christina Lake optimization project added incremental production during the first quarter. In addition, the Christina Lake phase F and Foster Creek phase G expansions are largely complete, with plant commissioning and steam circulation expected to commence over the next few months and first oil anticipated in the third quarter of 2016. Together, these two expansion projects, plus the Christina Lake optimization, are expected to add approximately 100,000 bbls/d of incremental gross production capacity (50,000 bbls/d net).

First quarter details

Oil sands

Christina Lake
- Production averaged 77,093 bbls/d net in the first quarter of 2016, a slight increase from the same period a year earlier, due to the completion of the optimization project and consistent operating performance.

- Operating costs were $7.61/bbl in the quarter, a reduction of 8% from the first quarter of 2015. Non-fuel operating costs were $5.65/bbl, 7% lower than in the same period a year ago.
- The steam to oil ratio (SOR), the amount of steam needed to produce a barrel of oil, was 1.9 during the first quarter compared with 1.7 a year earlier.
- Netbacks, including realized hedging gains, were $3.34/bbl in the quarter, down 80% from the same period in 2015.

Foster Creek
- Production averaged 60,882 bbls/d net in the first quarter of 2016, 10% lower than in the same period of 2015.
- Operating costs at Foster Creek decreased 17% to $12.05/bbl in the quarter. Non-fuel operating costs were $9.57/bbl, a 17% decline from a year earlier.
- The SOR was 3.0 for the first quarter compared with 2.4 in the same period of 2015.
- Netbacks, including realized hedging gains, were $0.72/bbl for the quarter, a 95% decline from the previous year.

Conventional oil
- Total conventional oil production decreased 19% to 59,576 bbls/d in the first quarter of 2016 compared with the same quarter a year ago, primarily due to natural reservoir declines and the 2015 sale of Cenovus's royalty interest and mineral fee title lands business. The divested assets contributed an average of 4,700 bbls/d of production in the first quarter of 2015. The decline in production was partially offset by successful horizontal well performance in southern Alberta.
- Operating costs were $14.78/bbl in the quarter, 10% lower than in the first quarter of 2015.

Natural gas
- Natural gas production averaged 408 million cubic feet per day (MMcf/d) in the first quarter of 2016, down 12% from the same period a year earlier, primarily due to expected natural declines and the company's 2015 sale of its royalty and fee land business.
- Operating costs declined 2% to $1.23 per thousand cubic feet (Mcf) in the quarter compared with the same period a year earlier.

Downstream
- Cenovus's Wood River Refinery in Illinois and Borger Refinery in Texas, which are jointly owned with the operator, Phillips 66, continued to have strong operational performance in the first quarter of 2016, including:
    - processing a combined average of 435,000 bbls/d gross of crude oil (95% utilization) compared with 439,000 bbls/d gross in the same period in 2015
    - producing an average of 460,000 bbls/d gross of refined products compared with 469,000 bbls/d gross a year earlier.
- Cenovus had an operating cash flow loss of $23 million from refining and marketing in the first quarter of 2016 compared with operating cash flow of $95 million in the same period a year earlier. Cenovus's refining operating cash flow is calculated on a first-in, first-out (FIFO) inventory accounting basis. Using the last-in, first-out (LIFO) accounting method employed by most U.S. refiners, Cenovus's operating cash flow from refining would have been $37 million higher in the first quarter of 2016 compared with $52 million higher in the same period a year earlier.

Financial

Dividend

The Board of Directors has declared a second quarter dividend of $0.05 per share, payable on June 30, 2016 to common shareholders of record as of June 15, 2016. Based on the April 26, 2016 closing share price on the Toronto Stock Exchange of $18.87, this represents an annualized yield of about 1.1%. Declaration of dividends is at the sole discretion of the Board and will continue to be evaluated on a quarterly basis.

Corporate and financial information
- Operating cash flow was $144 million in the first quarter, down 74% from the same period a year earlier, largely due to lower crude oil and natural gas sales prices, a decline in crude oil and natural gas sales volumes and an operating cash flow loss at Cenovus's refining and marketing operations. The decline was partially offset by reduced operating expenses.
- Total cash flow decreased 95% to $26 million, primarily due to lower crude oil and natural gas sales prices and volumes as well as a lower current income tax recovery compared with the first quarter of 2015. In addition, the significant decline in oil prices also resulted in negative adjustments to cash flow totaling $68 million in the quarter. This included write-downs on Cenovus's blended crude oil and refined product inventory as well as adjustments in its downstream business related to differences between Canadian and U.S. accounting rules.
- In the first quarter of 2016, Cenovus had capital spending of approximately $323 million, in line with expectations, with the bulk of the spending going towards its oil sands assets. Oil sands capital investment of $227 million was 45% lower than in the same period of 2015. Investment in conventional oil and natural gas was $39 million, 41% lower than in the year-earlier quarter, while refining and marketing investment was $52 million, an 18% increase.
- For the quarter, operating cash flow in excess of capital invested was $51 million from the company's conventional oil business and $32 million from natural gas. Capital invested in the company's refining and marketing business exceeded operating cash flow by $75 million, while investment in its oil sands business exceeded operating cash flow by $182 million.
- After investing approximately $323 million during the first quarter, Cenovus had a free cash flow shortfall of $297 million compared with a free cash flow shortfall of $34 million in the same period a year earlier.
- Net loss was $118 million in the first quarter compared with a loss of $668 million in the same period of 2015. The year-over-year improvement was primarily due to non-operating unrealized foreign-exchange gains of $413 million compared with unrealized losses of $514 million a year ago, offset by lower commodity prices in 2016 and an asset impairment of $170 million.
- G&A expenses were $60 million in the quarter, 15% lower than in the same period of 2015. The decrease was primarily due to workforce reductions and lower information technology costs. Lower discretionary spending also contributed to the decrease. The company anticipates recording severance costs of $17 million in the second quarter of 2016 related to workforce reductions that were announced in February and largely completed in April.
- At March 31, 2016, the company's net debt to capitalization ratio was 16% and net debt to adjusted EBITDA was 1.3 times. The debt to capitalization ratio was 34% and debt to adjusted EBITDA was 3.6 times. Over the long term, Cenovus continues to

target a debt to capitalization ratio of between 30% and 40% and a debt to adjusted EBITDA ratio of between 1.0 and 2.0 times. The company expects these ratios may be outside of the target ranges at different points in the economic cycle.

Commodity price hedging
- Since the release of its fourth quarter earnings statement on February 11, 2016, Cenovus has added 53,000 bbls/d of WTI fixed-price contracts for the first half of 2017 at an average price of US$45.51/bbl and established a WTI floor price of US$43.00/bbl on 5,000 bbls/d for the second half of 2017. As of today, the company has approximately 21% of its oil production hedged for the remainder of 2016 at a volume-weighted average floor price of C$66.10/bbl.
- In the first quarter of 2016, Cenovus had realized after-tax hedging gains of $122 million, as the company's contract prices exceeded average benchmark prices. The company had unrealized after-tax hedging losses of $108 million during the quarter.
- Including hedging, market access commitments and downstream integration largely provided by the company's two U.S. refineries, Cenovus has positioned itself to mitigate the impact of swings in the Canadian light-heavy oil price differential for more than 85% of its anticipated 2016 heavy oil production. Together, these mechanisms help to support Cenovus's financial resilience during this challenging period for the industry.

Conference Call Today
9 a.m. Mountain Time (11 a.m. Eastern Time)
Cenovus will host a conference call today, April 27, 2016, starting at 9 a.m. MT (11 a.m. ET). To participate, please dial 888-231-8191 (toll-free in North America) or 647-427-7450 approximately 10 minutes prior to the conference call. A live audio webcast of the conference call will also be available via cenovus.com. The webcast will be archived for approximately 90 days.

ADVISORY
FINANCIAL INFORMATION

Basis of Presentation
Cenovus reports financial results in Canadian dollars and presents production volumes on a net to Cenovus before royalties basis, unless otherwise stated. Cenovus prepares its financial statements in accordance with International Financial Reporting Standards (IFRS).

Non-GAAP Measures
This news release contains references to non-GAAP measures as follows:
- Operating cash flow is defined as revenues, less purchased product, transportation and blending, operating expenses, production and mineral taxes plus realized gains, less realized losses on risk management activities and is used to provide a consistent measure of the cash generating performance of the company's assets for comparability of Cenovus's underlying financial performance between periods. Items within the Corporate and Eliminations segment are excluded from the calculation of operating cash flow.
- Cash flow is defined as cash from operating activities excluding net change in other assets and liabilities and net change in non-cash working capital, both of which are defined on the Consolidated Statement of Cash Flows in Cenovus's interim and annual Consolidated Financial Statements. Cash flow is a measure commonly used in

the oil and gas industry to assist in measuring a company's ability to finance its capital programs and meet its financial obligations.

- Free cash flow is defined as cash flow less capital investment.
- Operating earnings is used to provide a consistent measure of the comparability of the company's underlying financial performance between periods by removing non-operating items. Operating earnings is defined as earnings before income tax excluding gain (loss) on discontinuance, gain on bargain purchase, unrealized risk management gains (losses) on derivative instruments, unrealized foreign exchange gains (losses) on translation of U.S. dollar denominated notes issued from Canada, foreign exchange gains (losses) on settlement of intercompany transactions, gains (losses) on divestiture of assets, less income taxes on operating earnings (loss) before tax, excluding the effect of changes in statutory income tax rates and the recognition of an increase in U.S. tax basis.
- Debt to capitalization, net debt to capitalization, debt to adjusted EBITDA and net debt to adjusted EBITDA are ratios that management uses to steward the company's overall debt position as measures of the company's overall financial strength. Debt is defined as short-term borrowings and long-term debt, including the current portion. Net debt is defined as debt net of cash and cash equivalents. Capitalization is defined as debt plus shareholders' equity. Net debt to capitalization is defined as net debt divided by net debt plus shareholders' equity. Adjusted EBITDA is defined as earnings before finance costs, interest income, income tax expense, depreciation, depletion and amortization, goodwill and asset impairments, unrealized gains or losses on risk management, foreign exchange gains or losses, gains or losses on divestiture of assets and other income and loss, calculated on a trailing 12-month basis.

These measures do not have a standardized meaning as prescribed by IFRS and therefore are considered non-GAAP measures. These measures may not be comparable to similar measures presented by other issuers. These measures have been described and presented in this news release in order to provide shareholders and potential investors with additional information regarding Cenovus's liquidity and its ability to generate funds to finance its operations. This information should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. For further information, refer to Cenovus's most recent Management's Discussion and Analysis (MD&A) available at cenovus.com.

Netbacks reported in this news release are calculated as set out in the Annual Information Form (AIF). Heavy oil prices and transportation and blending costs exclude the costs of purchased condensate, which is blended with heavy oil. For the first quarter 2016, the cost of condensate on a per barrel of unblended crude oil basis was as follows: Christina Lake - $26.45 and Foster Creek - $26.13.

FORWARD-LOOKING INFORMATION
This document contains certain forward-looking statements and other information (collectively "forward-looking information") about Cenovus's current expectations, estimates and projections, made in light of the company's experience and perception of historical trends. Forward-looking information in this document is identified by words such as "aim", "anticipate", "believe", "expect", "estimate", "plan", "forecast" or "F", "future", "target", "guidance", "budget", "position", "priority", "project", "capacity", "could", "should", "focus", "potential", "may", "strategy", "forward", "opportunity", "on track" or similar expressions and includes suggestions of future outcomes, including statements about: measures

planned to help maintain the company's financial resilience; projections contained in the company's 2016 guidance; forecast operating and financial results; the strength of the company's financial position; projected shareholder value; commodity prices; planned capital expenditures and reductions; expectations regarding improving cost structures, process optimization, and forecast cost reductions, including the expected benefits of and sustainability thereof; expected timelines for achievement of cost reductions and status with respect to such timelines; expected future production, including the timing, stability or growth thereof; expected differences in the company's potential performance for the remainder of 2016 relative to the first quarter; expected correlation of cash flow to WTI price improvement; development strategy and related schedules; project capacities; targets and expectations with respect to the company's net debt to capitalization, net debt to adjusted EBITDA, debt to capitalization and debt to adjusted EBITDA ratios; the company's position to mitigate the impact of swings in the Canadian light-heavy oil price differential; and the company's financial resilience generally. Readers are cautioned not to place undue reliance on forward-looking information as the company's actual results may differ materially from those expressed or implied.

Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally. The factors or assumptions on which the forward-looking information is based include: assumptions inherent in Cenovus's 2016 guidance, available at cenovus.com; projected capital investment levels, the flexibility of capital spending plans and the associated source of funding; the achievement of further cost reductions and sustainability thereof; expected condensate prices; estimates of quantities of oil, bitumen, natural gas and liquids from properties and other sources not currently classified as proved; the company's ability to obtain necessary regulatory and partner approvals; the successful and timely implementation of capital projects or stages thereof; the company's ability to generate sufficient cash flow to meet its current and future obligations; and other risks and uncertainties described from time to time in the filings Cenovus makes with securities regulatory authorities.

2016 guidance (as updated on February 11, 2016), available at cenovus.com, assumes: Brent of US$52.75/bbl, WTI of US$49.00/bbl; WCS of US$34.50/bbl; NYMEX of US$2.50/MMBtu; AECO of $2.50/GJ; Chicago 3-2-1 crack spread of US$12.00/bbl; and an exchange rate of $0.75 US$/C$.

The risk factors and uncertainties that could cause Cenovus's actual results to differ materially, include: volatility of and assumptions regarding oil and natural gas prices; the effectiveness of the company's risk management program, including the impact of derivative financial instruments, the success of the company's hedging strategies and the sufficiency of its liquidity position; the accuracy of cost estimates; commodity prices, currency and interest rates; product supply and demand; market competition, including from alternative energy sources; risks inherent in the company's marketing operations, including credit risks; exposure to counterparties and partners, including ability and willingness of such parties to satisfy contractual obligations in a timely manner; risks inherent in operation of Cenovus's crude-by-rail terminal, including health, safety and environmental risks; maintaining desirable ratios of debt to adjusted EBITDA and net debt to adjusted EBITDA as well as debt to capitalization and net debt to capitalization; Cenovus's ability to access various sources of debt and equity capital, generally, and on terms acceptable to Cenovus; ability to finance growth and sustaining capital expenditures;

changes in credit ratings applicable to Cenovus or any of its securities; changes to dividend plans or strategy, including the dividend reinvestment plan; accuracy of reserves, resources and future production estimates; ability to replace and expand oil and gas reserves; the company's ability to maintain relationships with partners and to successfully manage and operate the company's integrated business; reliability of assets, including in order to meet production targets; potential disruption or unexpected technical difficulties in developing new products and manufacturing processes; the occurrence of unexpected events such as fires, severe weather conditions, explosions, blow-outs, equipment failures, transportation incidents and other accidents or similar events; refining and marketing margins; inflationary pressures on operating costs, including labour, natural gas and other energy sources used in oil sands processes; potential failure of products to achieve acceptance in the market; risks associated with the fossil fuel industry reputation; unexpected cost increases or technical difficulties in constructing or modifying manufacturing or refining facilities; unexpected difficulties in producing, transporting or refining of crude oil into petroleum and chemical products; risks associated with technology and its application to Cenovus's business; risks associated with climate change; the timing and costs of well and pipeline construction; ability to secure adequate product transportation, including sufficient pipeline, crude-by-rail, marine or other alternate transportation, including to address any gaps caused by constraints in the pipeline system; availability of, and Cenovus's ability to attract and retain, critical talent; changes in the company's labour relationships; changes in the regulatory framework in any of the locations in which Cenovus operates, including changes to the regulatory approval process and land-use designations, royalty, tax, environmental, greenhouse gas, carbon and other laws or regulations, or changes to the interpretation of such laws and regulations, as adopted or proposed, the impact thereof and the costs associated with compliance; the expected impact and timing of various accounting pronouncements, rule changes and standards on Cenovus's business, its financial results and its consolidated financial statements; changes in the general economic, market and business conditions; the political and economic conditions in the countries in which Cenovus operates; the occurrence of unexpected events such as war, terrorist threats and the instability resulting therefrom; and risks associated with existing and potential future lawsuits and regulatory actions against the company.

Readers are cautioned that the foregoing lists are not exhaustive and are made as at the date hereof. For a full discussion of Cenovus's material risk factors, see "Risk Factors" in the company's AIF or Form 40-F for the period ended December 31, 2015, and "Risk Management" in the Management's Discussion and Analysis for the three months ended March 31, 2016, all of which are available on SEDAR at sedar.com, EDGAR at sec.gov and on Cenovus's website at cenovus.com.

TM denotes a trademark of Cenovus Energy Inc.

Cenovus Energy Inc.
Cenovus Energy Inc. is a Canadian integrated oil company. It is committed to applying fresh, progressive thinking to safely and responsibly unlock energy resources the world needs. Operations include oil sands projects in northern Alberta, which use specialized methods to drill and pump the oil to the surface, and established natural gas and oil production in Alberta and Saskatchewan. The company also has 50% ownership in two U.S. refineries. Cenovus shares trade under the symbol CVE, and are listed on the Toronto and New York stock exchanges. Its enterprise value is approximately $18 billion. For more information, visit cenovus.com.

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CENOVUS CONTACTS:

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